

December 14, 2023

Brad K. Heppner
Chief Executive Officer
Beneficient
325 North St. Paul Street, Suite 4850
Dallas, TX 75201

> **Re: Beneficient**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 4, 2023**
> **File No. 333-275174**

Dear Brad K. Heppner:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

Amendment No. 1 to the Registration Statement on Form S-1 filed December 5, 2023

Management's Discussion and Analysis
Liquidity and Capital Resources, page 162

1. We note your response to comment 5 and reissue in part. Please revise your disclosure to clarify whether the Credit and Guarantee Agreement with HH-BDH impacts your ability to meet your expected funding needs.

Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Matthew L. Fry, Esq.